EXHIBIT 4.24

                                                     May 2, 2004



Industrial Development Bank of Israel, Ltd.

Dear Sirs,

   RE: AMENDMENT OF ADDITIONAL CONDITIONS FOR GRANTING CREDITS - AMENDMENT NO. 4





     Reference is made to the Additional Conditions for Granting Credits dated November 30, 2000 (the "Agreement"), as amended by the Amendment of Additional Conditions for Granting Credits dated August 13, 2002, the Amendment of Additional Conditions for Granting Credits dated July 30, 2003 and the Amendment of Additional Conditions for Granting Credits dated February 15, 2004 (the "THIRD AMENDMENT" together with the Agreement and all the other Amendments, the "ADDITIONAL CONDITIONS").

Pursuant to Section 11.2 of the Agreement, we hereby confirm our agreement to the amendment of Subsections 2.1 and 2.2 of Section 1 of the Third Amendment, which shall be amended as follows:

     1) The words: "Within 14 days of receipt of funds from a new equity raising the Borrower is in the process of finalizing, and which shall not be" appearing in lines 1 and 2 of Subsection 2.1 shall be deleted and shall be replaced with the word: "No".

     2) The words "MARCH 31, 2004" appearing in line 3 of subsection 2.1 shall each be deleted and replaced with the words: "MAY 11, 2004".

     3) The words: "WITHIN 7 DAYS FROM THE DATE OF THE BANK'S AFORESAID DEMAND AND THE EQUITY REFERRED TO IN SECTION 2.1 IS RAISED" appearing in lines 5, 6 and 7 of Subsection 2.2, shall be deleted and replaced by the words "NOT LATER THAN MAY 11, 2004"

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Furthermore, we hereby confirm the receipt of notice from the Bank pursuant to and in accordance with Subsection 2.2 on March 29, 2004.

Except as modified hereby, the Additional Conditions remain operative and in effect without any change.

Please confirm your agreement to the above amendment to the Additional
Conditions.

                                                     Your Sincerely,

                                                     e-SIM, Ltd.

                                                     By:  ___________
                                                     Title:__________

We confirm our agreement to the above amendment number 4 of the Additional Conditions.

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
Signature 1:____________________________             Signature 2:___________________________
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL, LTD.          INDUSTRIAL DEVELOPMENT BANK OF ISRAEL, LTD.

By: _________________                                By: _________________

Title: ______________                                Title: ______________

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